UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of report: February 6, 2024
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant’s name into English)

Innate Pharma S.A.
117 Avenue de Luminy-BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement of Innate Pharma S.A. on Form F-3 (No. 333- 276164) and Form S-8 (No. 333-257834), to the extent not superseded by documents or reports subsequently filed.
Information contained in this Report
Innate Pharma S.A. (the “Company”) previously entered into a Sales Agreement (the “Sales Agreement”) on April 26, 2023 with Jefferies LLC (“Jefferies”) with respect to an equity offering program (the “Offering”) under which the Company may offer and sell American Depositary Shares (“ADSs”), each ADS representing one ordinary share, having an aggregate offering price of up to $75.0 million from time to time, through Jefferies as its sales agent.
The issuance and sale, if any, of the ADSs by the Company under the Sales Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-276164).
Sales of the Company’s ADSs, if any, in the Offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, from time to time. Jefferies is not required to sell any specific number or dollar amount of securities, but will act as sales agent and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, consistent with Jefferies’ normal sales and trading practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. Sales may also be conducted, with the Company’s consent, in negotiated transactions.
The Company will pay Jefferies a commission equal to three percent (3.0%) of the gross sales price per ADS sold through Jefferies under the Sales Agreement and also has agreed to provide indemnification and contribution to Jefferies with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.
The Company is not obligated to make any sales of ADSs pursuant to the Sales Agreement. The Offering pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ADSs subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. Each of the Company and Jefferies may terminate the Sales Agreement at any time upon four days’ prior notice.
The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference. A copy of the legal opinion of CMS Francis Lefebvre Avocats, the Company’s French counsel, relating to the legality of the issuance of the ordinary shares in the Offering is attached as Exhibit 5.1 hereto.
This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

EXHIBIT LIST

Exhibit	Description
1.1	Sales Agreement, dated as of April 26, 2023, by and between Innate Pharma S.A. and Jefferies LLC
5.1	Opinion of CMS Francis Lefebvre Avocats
23.1	Consent of CMS Francis Lefebvre Avocats (included in Exhibit 5.1)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

	By:	/s/ Hervé Brailly
Date: February 6, 2024
		Name:	Hervé Brailly
		Title:	Interim Chairman of the Executive Board and
Chief Executive Officer